240.13d-102 Schedule 13G Information to be included in statements filed pursuant to 240.13d1(b),
 (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
GREENVISION ACQUISITION CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
39678G103
(CUSIP Number)
MAY 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior
 cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
 Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
CUSIP No. 39678G103
(1) Names of reporting persons
OMNI EVENT MANAGEMENT
(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of organization:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F
 9JG, UK
Number of shares beneficially owned by
 each reporting person with:

(5) Sole voting power

(6) Shared voting power
366,435
(7) Sole dispositive power

(8) Shared dispositive power

(9) Aggregate amount beneficially
owned by each reporting person
366,435
(10) Check if the aggregate amount
in Row (9) excludes certain shares
 (see instructions)

(11) Percent of class represented
by amount in Row (9)
10.94%
(12) Type of reporting person
(see instructions)
IA
Page_of_Pages
Instructions for Cover Page:
(1) Names of Reporting Persons
Furnish the full legal name of each person for whom the
report is filed
i.e., each person required to sign the schedule itself
including each member of a group. Do not include the name
 of a person required to be identified in the report
but
who is not a reporting person.
(2) If any of the shares beneficially owned by a
reporting person are held as a member of a group and
that membership is expressly affirmed, please check
row 2(a). If the reporting person disclaims membership
 in a group or describes a relationship with other
person but does not affirm the existence of a group,
please check row 2(b) [unless it is a joint filing
pursuant to Rule 13d-1(k)(1) in which case it may
not be necessary to check row 2(b)].
(3) The third row is for SEC internal use; please
leave blank.
(4) Citizenship or Place of Organization
Furnish citizenship if the named reporting
person is a natural person. Otherwise, furnish
 place of organization.
(5)-(9), (11) Aggregated Amount Beneficially
 Owned By Each Reporting Person, etc.
Rows (5) through (9) inclusive, and (11)
are to be completed in accordance with the
 provisions of Item 4 of Schedule 13G. All
percentages are to be rounded off to the
 nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported
as beneficially owned in row (9) does not
 include shares as to which beneficial
ownership is disclaimed pursuant to Rule
 13d-4 [17 CFR 240.13d-4] under the
Securities Exchange Act of 1934.
(12) Type of Reporting Person
Please classify each reporting person
 according to the following breakdown
(see Item 3 of Schedule 13G) and place
the appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the
second part of the cover page as are needed,
one reporting person per page.
Filing persons may, in order to avoid
unnecessary duplication, answer items
on the schedules (Schedule 13D, 13G or
TO) by appropriate cross references to
 an item or items on the cover page(s).
 This approach may only be used where the
 cover page item or items provide all the
 disclosure required by the schedule item.
Moreover, such a use of a cover page item
will result in the item becoming a part of the schedule
 and accordingly being considered as filed for
purposes of section 18 of the Securities Exchange
 Act or otherwise subject to the liabilities of
that section of the Act.
Reporting persons may comply with their cover
 page filing requirements by filing either
completed copies of the blank forms available
 from the Commission, printed or typed
facsimiles, or computer printed facsimiles,
 provided the documents filed have identical
 formats to the forms prescribed in the
Commission's regulations and meet existing
Securities Exchange Act rules as to such
matters as clarity and size (Securities
Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH
SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the
Securities Exchange Act of 1934 and the rules
and regulations thereunder, the Commission is
 authorized to solicit the information
required to be supplied by this schedule
 by certain security holders of certain
issuers.
Disclosure of the information specified
in this schedule is mandatory. The information
 will be used for the primary purpose of
determining and disclosing the holdings of
certain beneficial owners of certain equity
securities. This statement will be made a
matter of public record. Therefore, any
information given will be available for
inspection by any member of the public.
Because of the public nature of the
information, the Commission can use it
for a variety of purposes, including
 referral to other governmental authorities or
securities
self-regulatory organizations for investigatory
purposes or in connection with litigation involving
 the Federal securities laws or other civil, criminal
 or regulatory statutes or provisions.
Failure to disclose the information requested by
this schedule may result in civil or criminal
 action against the persons involved for
violation of the Federal securities laws and
rules promulgated thereunder.
Instructions. A. Statements filed pursuant to
 Rule 13d-1(b) containing the information
required by this schedule shall be filed
not later than February 14 following the
calendar year covered by the statement or
within the time specified in Rules 13d-1(b)
(2) and 13d-2(c). Statements filed pursuant
to Rule 13d-1(d) shall be filed within the
time specified in Rules 13d-1(c), 13d-2(b)
 and 13d-2(d). Statements filed pursuant
 to Rule 13d-1(c) shall be filed not later
 than February 14 following the calendar
year covered by the statement pursuant to
 Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which
is required to be filed by rules under
section 13(f) (15 U.S.C. 78m(f)) for the
 same calendar year as that covered by a
 statement on this schedule may be incorporated
 by reference in response to any of the items
of this schedule. If such information is
incorporated by reference in this schedule,
 copies of the relevant pages of such form
 shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the
items shall be included but the text of the
 items is to be omitted. The answers to
 the items shall be so prepared as to
 indicate clearly the coverage of the
 items without referring to the text
of the items. Answer every item. If
an item is inapplicable or the answer
 is in the negative, so state.
Item 1(a) Name of issuer:___
GREENVISION ACQUISITION CORP
Item 1(b) Address of issuer's
principal executive offices:____
GREENVISION ACQUISITION CORP.
ONE PENN PLAZA, 36TH FLOOR, NEW YORK, NY 10019
2(a) Name of person filing:
OMNI EVENT MANAGEMENT LIMITED
2(b) Address or principal business
office or, if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE,
 LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
39678G103
Item 3. If this statement is filed
pursuant to 240.13d-1(b) or 240.13d-2
(b) or (c), check whether the person
filing is a:
     (a) [] Broker or dealer registered
under section 15 of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in section
 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) [] Insurance company as defined
 in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered
 under section 8 of the Investment Company
 Act of 1940 (15 U.S.C 80a-8);
     (e) [] An investment adviser in
accordance with 240.13d-1(b)(1)(ii)(E);
     (f) [] An employee benefit plan or
 endowment fund in accordance with 240.13d-1(b)(1)
(ii)(F);
     (g) [] A parent holding company or control
person in accordance with 240.13d-1(b)(1)(ii)(G);
     (h) [] A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act
 (12 U.S.C. 1813);
     (i) [] A church plan that is excluded from
the definition of an investment company under section
 3(c)(14) of the Investment Company Act of 1940 (15
 U.S.C. 80a-3);
     (j) [] A non-U.S. institution in accordance with
 240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with 240.13d-1(b)
(1)(ii)(K). If filing as a non-U.S. institution
in accordance with 240.13d-1(b)(1)(ii)(J), please
specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the
 aggregate number and percentage of the class of
securities of the issuer identified in Item 1.
(a) Amount beneficially owned: _____366,435.
(b) Percent of class: _____10.94%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote
 _____366,435.
(iii) Sole power to dispose or to direct the
disposition of _____.
(iv) Shared power to dispose or to direct the
 disposition of _____.
Instruction. For computations regarding
securities which represent a right to
 acquire an underlying security see
240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less
of a Class. If this statement is being
filed to report the fact that as of the
date hereof the reporting person has ceased to
be the beneficial owner of more than 5 percent
 of the class of securities, check the following [].
Instruction. Dissolution of a group requires
 a response to this item.
Item 6. Ownership of More than 5 Percent on
 Behalf of Another Person. If any other person
 is known to have the right to receive or the
 power to direct the receipt of dividends from,
or the proceeds from the sale of, such securities,
 a statement to that effect should be included in
response to this item and, if such interest relates
to more than 5 percent of the class, such person
 should be identified. A listing of the shareholders
 of an investment company registered under the
 Investment Company Act of 1940 or the
 beneficiaries of employee benefit plan,
 pension fund or endowment fund is not
required.
Item 7. Identification and Classification
 of the Subsidiary Which Acquired the
 Security Being Reported on by the Parent
Holding Company or Control Person. If a parent
holding company or control person has filed
this schedule pursuant to Rule 13d-1(b)(1)(ii)(G),
so indicate under Item 3(g) and attach an exhibit
stating the identity and the Item 3 classification
 of the relevant subsidiary. If a parent holding
company or control person has filed this schedule
pursuant to Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the identification of
the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of
 Members of the Group
Not applicable
If a group has filed this schedule pursuant to
 240.13d-1(b)(1)(ii)(J), so indicate under Item
3(j) and attach an exhibit stating the identity
and Item 3 classification of each member of the
 group. If a group has filed this schedule
pursuant to Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the identity of
each member of the group.
Item 9. Notice of Dissolution of Group.
Notice of dissolution of a group may be
furnished as an exhibit stating the date
 of the dissolution and that all further
 filings with respect to transactions in
 the security reported on will be filed,
if required, by members of the group, in
 their individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall
 be included if the statement is filed
 pursuant to 240.13d-1(b):
By signing below I certify that, to the
 best of my knowledge and belief, the
securities referred to above were acquired
 and are held in the ordinary course of
 business and were not acquired and are
not held for the purpose of or with the
 effect of changing or influencing the
control of the issuer of the securities
 and were not acquired and are not held
in connection with or as a participant in
 any transaction having that purpose or
 effect, other than activities solely
 in connection with a nomination under
 240.14a-11.
(b) The following certification shall
 be included if the statement is
filed pursuant to 240.13d-1(b)(1)
(ii)(J), or if the statement is filed
 pursuant to 240.13d-1(b)(1)(ii)(K)
and a member of the group is a non-U.S.
institution eligible to file pursuant
to 240.13d-1(b)(1)(ii)(J):
By signing below I certify that,
to the best of my knowledge and belief,
the foreign regulatory scheme applicable to
[insert particular category of institutional
investor] is substantially comparable to
the regulatory scheme applicable to the
functionally equivalent U.S. institution
(s). I also undertake to furnish to the
 Commission staff, upon request,
information that would otherwise be
 disclosed in a Schedule 13D.
(c) The following certification
shall be included if the statement
 is filed pursuant to 240.13d-1(c):
By signing below I certify that,
to the best of my knowledge and
belief, the securities referred
to above were not acquired and
are not held for the purpose of or with
the effect of changing or influencing
 the control of the issuer of the
securities and were not acquired
 and are not held in connection
with or as a participant in any
transaction having that purpose or
effect, other than activities solely
in connection with a nomination under
 240.14a-11.
Signature. After reasonable inquiry
 and to the best of my knowledge and
 belief, I certify that the information
set forth in this statement is true,
complete and correct.
Dated:__ JUNE 07, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed
 by each person on whose behalf the
statement is filed or his authorized
representative. If the statement is
signed on behalf of a person by his
authorized representative other than
an executive officer or general partner
 of the filing person, evidence of the
 representative's authority to sign on
 behalf of such person shall be filed
with the statement, Provided, however,
 That a power of attorney for this
purpose which is already on file
with the Commission may be incorporated
by reference. The name and any title of
each person who signs the statement
shall be typed or printed beneath his
 signature.
NOTE: Schedules filed in paper format
 shall include a signed original and
five copies of the schedule, including
all exhibits. See Rule 13d-7 for other
parties for whom copies are to be sent.